WRITER'S DIRECT DIAL NUMBER 212-373-3257 WRITER'S DIRECT FACSIMILE 212-492-0257 WRITER'S DIRECT E-MAIL ADDRESS swilliams@paulweiss.com

February 13, 2018

VIA EDGAR

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qualcomm Incorporated Definitive Additional Soliciting Materials Filed on January 16 and 29, 2018 File No. 000-19528

Dear Mr. Duchovny:

Set forth below are our responses to the comments raised in your letter dated January 31, 2018 (the “Comment Letter”).  QUALCOMM Incorporated (the “Company” or “Qualcomm”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Definitive Additional Soliciting Materials filed on January 16 and 29, 2018 (the “Soliciting Materials”).  The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and provided our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Soliciting Materials.

Daniel F. Duchovny	2
Securities and Exchange Commission
February 13, 2018

Soliciting Materials filed on January 16, 2018

1.	We reissue comment 2 from our January 18, 2018 comment letter. We do not believe you have provided factual support for your disclosure that Broadcom’s nominees “…are likely to act in the best interests of Broadcom and Silver Lake.” The support you provided does not explain how you are able to state with any certainty that the Broadcom nominees will not fulfill their fiduciary duties and instead favor Broadcom’s offer regardless of their fiduciary obligations. We note that Broadcom’s disclosure has focused on its view that the Qualcomm board has not engaged with Broadcom regarding Broadcom’s offer and that it believes its nominees will engage; neither Broadcom nor its nominees have made any disclosure that they intend to support Broadcom’s offer, either at its current price or at all. Thus, please provide us factual support for your disclosure or confirm that you will not make similar statements in future soliciting materials.

RESPONSE:

We acknowledge the Staff’s comment; however we continue to respectfully disagree with the Staff’s position that the facts do not support a conclusion that the Broadcom nominees are likely to act in the best interests of Broadcom and Silver Lake.  As stated in our previous response, we believe the nominees have provided ample basis upon which to question whether they will act in the best interests of all stockholders. Each has agreed to serve as a nominee in a proxy fight launched solely to support a transaction that Qualcomm believes substantially undervalues the Company (as further evidenced by the recent increase in Broadcom’s offer price from $70 per share to $82 per share) and that would subject the Company to a regulatory review period expected to last 18 months or more, during a critical period of technological transformation, and which may never result in a transaction.  Nevertheless, in an effort to be responsive to the Staff’s comment, the Company confirms that it will not make similar statements in future soliciting materials.

2.	You state that your share price will experience “$25-$45/share in additional value from licensing resolution.” The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders’ understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the stock and confirm that in future filings in which you provide a valuation you will include a similar analysis. In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $25-$45 figure unreasonable.

RESPONSE:

The Company’s assertion that its share price will experience “$25-$45 in additional value from licensing resolution” is based on a two-part calculation.

Part One
Annual run rate from dispute resolution approximately $22.50 to $45.00 in additional value per share

The first part of the calculation is based on the anticipated amount of annual royalty revenue that the Company expects it will receive as a result of such licensing resolution. As indicated on page 13 of the investor presentation filed as Definitive Additional Materials on DEFA14A on January 16, 2018 (the “Investor Presentation”), the Company estimates that it will recover ~$2.5-$4 billion (before tax) in annual revenues once pending licensing disputes are resolved.  In determining these estimates the Company referred to its historical data on the pertinent licensing revenues and then inferred a reasonable range of potential outcomes of these disputes.

Daniel F. Duchovny	3
Securities and Exchange Commission
February 13, 2018

The Company then took the low and high points of this estimated range and, as indicated in the note on page 13 of the Investor Presentation, tax-adjusted such amounts (at a 15% effective tax rate) before dividing each by the estimated number of outstanding shares of the Company’s common stock of approximately 1.5 billion shares outstanding1 to establish an earnings per share (“EPS”) range of ~$1.50 to $2.25.

These EPS figures were then multiplied by price-to-earnings multiples of 15.0x to 20.0x (a reasonable range given price-to-earnings multiples of Qualcomm peers as indicated in the table below), which yielded a per share range of $22.50 (at a 15.0x multiple) to $30.00 (at a 20.0x multiple) at the low-end of the estimated resolution range and $33.75 (at a 15.0x multiple) to $45.00 (at a 20.0x multiple) at the high end of the estimated resolution range.

Price-to-Earnings Multiples for Qualcomm Peers
	As of 1/12/18	One Year Avg as of 1/12/17	As of 11/2/17	One Year Avg as of 11/2/16
Qualcomm	18.0 x	14.6 x	16.3 x	13.8 x
Core Semiconductor Peers	21.5 x	19.2 x	21.8 x	18.6 x
Licensing Peers	28.1 x	24.6 x	25.3 x	23.7 x
SOX Semiconductor Index	19.3 x	18.9 x	19.9 x	18.6 x

Therefore, the resulting range of per share earnings for this part of the calculation was $22.50 to $45.00.

Part Two
Catch-up royalties during dispute timeframe approximately $2.90 to $4.00 in additional value per share

The second part of the calculation is based on a one-time catch-up of past licensing royalty revenues. To determine this catch-up, the Company utilized the anticipated amount of the disputed licensing royalties for a two year-period as indicated on page 13 of the Investor Presentation which was $5-$7+ billion. That amount was then tax adjusted (at a 15% effective tax rate) before it was divided by the estimated number of outstanding shares of the Company’s common stock (~1.5 billion) to establish a range of EPS equal to ~$2.90 to $4.00. Because these catch-up amounts represented a one-time event, no price-to-earnings multiple was applied.

Next, the catch-up amounts were added to the range of per share earnings calculated in Part One above ($22.50 to $45.00) to yield a final range of per share earnings of ~$25.40 to $49.00. Based on this range, the Company used a more conservative estimate of ~$25 to $45 per share that was included in the Soliciting Materials.

The Company confirms that in the future it will provide a summary form of this analysis, or a reference to where such analysis may be accessed, in any future filings in which it provides such a valuation. As demonstrated above, the data set forth in the Investor Presentation was based on a reasonable set of assumptions and all calculations were undertaken using conservative estimates of applicable figures.

___________________________
[1]	As of January 29, 2018, as reported in the Company’s most recent Quarterly Report on Form 10-Q, the Company had 1,480,363,298 shares of common stock outstanding.

Daniel F. Duchovny	4
Securities and Exchange Commission
February 13, 2018

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Please feel free to contact me at (212) 373-3257 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Steven J. Williams
Steven J. Williams